December 22, 2010

VIA EDGAR

Mr. Milwood Hobbs
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Premium Lifestyle Enterprise, Inc.
Form 1O-K for the Fiscal Year Ended December 31, 2009
Forms 1O-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and
September 30, 2010
File No. 333-120807

Dear Mr. Hobbs:

           China Premium Lifestyle Enterprise, Inc. (the “Company”) is in receipt of the Staff’s letter dated December 14, 2010 regarding the Company’s supplemental response dated November 22, 2010 to the Staff’s comment letter dated October 20, 2010 relating to the periodic reports referenced above.  This letter confirms the telephone conversation between you and Loretta Damron of Damron Law Group P.C. on December 20, 2010 in which Ms. Damron requested on the Company’s behalf, and the Staff agreed, to extend to January 10, 2011 the date on which the Company’s responses to the Staff’s further comments are due.  As noted by Ms. Damron, we requested this extension in light of the impending holiday period during which various persons whose input and assistance are necessary in order to prepare the Company’s response are traveling and otherwise unavailable.

Please contact me at (+852) 2514 4718 or Loretta Damron of Damron Law Group at 267.237.2228 should you have any queries or concerns regarding this matter.

Sincerely,

/s/Joseph Tik Tung WONG
Joseph Tik Tung WONG
Chief Financial Officer, Treasurer and Secretary

cc:  Loretta Damron, Esq.